 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

MPF DEWAAY FUND 8, LLC; MPF BADGER ACQUISITION CO., LLC; LAPIS OPPORTUNITIES FUND II, LP; RED INVESTMENTS, LP; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 9, LLC; MPF FLAGSHIP FUND 12, LLC; SCM SPECIAL FUND 2, LP; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF CLASS A AND CLASS B-1, B-2, and B-3 COMMON STOCK
(Title of Class of Securities)

720190206  Class A
720190305  Class B-1
720190404  Class B-2
720190503  Class B-3

(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$5,000,000	$356.50

*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Shares at a purchase price equal to $10 per Share in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF DeWaay Fund 8, LLC; MPF BADGER ACQUISITION CO., LLC; LAPIS OPPORTUNITIES FUND II, LP; RED INVESTMENTS, LP; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 9, LLC; MPF FLAGSHIP FUND 12, LLC; SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase up to 500,000 shares of Class A or Class B (B-1, B-2, or B-3) common stock (the “Shares”)  in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $10 per Share, less the amount of any dividends declared or made with respect to the Shares between February 8, 2010 (the “Offer Date”) and March 9, 2010, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2010 (the “Offer to Purchase”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. According to the Form S-11 filing on November 27, 2009, as amended January 28, 2010, outstanding common stock was converted into four separate classes of shares – Class A, Class B-1, Class B-2, and Class B-3 – on a 3 for 1 basis.  This Offer is for any Class of Shares. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had 103,000 holders of record owning an aggregate of 158,020,305 Shares as of December 31, 2009, according to its Annual Report on Form 10-K for the year ended December 31, 2009 and Form S-11/A filing from January 28, 2010, respectively.  The Purchasers and their affiliates currently beneficially own 454,347 Shares (equally divided among the Classes), or 0.29% of the outstanding Shares.  The 500,000 Shares subject to the Offer constitute 0.32% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $5,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital, unrestricted lines of credit, and binding capital commitments.

The address of the Corporation’s principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated February 8, 2010

(a)(2)	Assignment Form
(a)(3)	Cover letter dated February 8, 2010
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 8, 2010

MPF DeWaay Fund 8, LLC; MPF REIT Fund 1, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I and II, LP
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Lapis Opportunities Fund II, LP
By: Lapis-GP, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Member

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated February 8, 2010

(a)(2)	Assignment Form

(a)(3)	Cover letter dated February 8, 2010

(a)(4)	Form of advertisement in Investor’s Business Daily